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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                            MAI SYSTEMS CORPORATION
                            -----------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  552620 20 5
                                  -----------
                                 (CUSIP NUMBER)

          MARC N. BELL, C/O BROOKE GROUP LTD., 100 S.E. SECOND STREET,
          ------------------------------------------------------------
                         MIAMI, FL 33131 (305) 579-8000
                        -------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 15, 1996
                                  ------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552620 20 5           SCHEDULE 13D   Page     2    of    4    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                                                             BENNETT S. LEBOW
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                                                                 UNITED STATES
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                                                           782,433
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                                                 --
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                                          782,433
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                                                           --
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      782,433
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                                                                         11.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
                                                                           IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 552620 20 5                                          PAGE 3 OF 4 PAGES




PRELIMINARY STATEMENT:

         This Amendment No. 8 supplements the Schedules 13D filed severally by, among others, Bennett S. LeBow (the "Reporting Person") with the Securities and Exchange Commission on April 25, 1994, as previously amended by Consolidated Amendments Nos. 1-2 and Amendments Nos. 3-7 thereto (as amended, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of MAI Systems Corporation, a Delaware corporation ("MAI"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D.

         Item 5 is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of May 16, 1996, the Reporting Person was the beneficial owner of 782,433 shares of Common Stock (the "Shares"), which constituted approximately 11.6% of the 6,728,401 shares of Common Stock outstanding as of March 22, 1996 (as reported in MAI's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

         (b) The Reporting Person directly exercises voting power and dispositive power over 187,401 of the Shares, and indirectly exercises voting power and dispositive power over the remainder of the Shares through LeBow Family Partnership 1993, Ltd., a Florida limited partnership ("LFP").

         (c) The following transactions in the Common Stock were effected during the past sixty days:

                 Trade Date       Nature of Transaction             Quantity            Price Per Share ($)
                 ----------       ---------------------             --------            -------------------
                  04/19/96         AMEX - Disposition*               800,000                5.75
                  05/02/96         AMEX - Disposition**               10,000                7.75
                  05/03/96         AMEX - Disposition*                 9,000                8.50
                  05/03/96         AMEX - Disposition*                 1,000                8.62
                  05/08/96         AMEX - Disposition**                1,000                8.62
                  05/08/96         AMEX - Disposition**                9,000                8.50
                  05/09/96         AMEX - Disposition*                10,000                8.75
                  05/10/96         AMEX - Disposition**                5,000                9.00
                  05/10/96         AMEX - Disposition**                5,000                8.87
                  05/10/96         AMEX - Disposition*                10,000                9.00
                  05/15/96         AMEX - Disposition*                 5,000                9.12
                  05/15/96         AMEX - Disposition*                 5,000                9.75

                * By the Reporting Person
                **By LFP


         Item 6 is hereby amended as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 As of May 16, 1996, the Reporting Person had pledged, among other securities, approximately 187,401 of the Shares to U.S. Clearing Corp. as security for a margin loan in the amount of approximately $3.8 million.

                                  SCHEDULE 13D

CUSIP NO. 552620 20 5                                          PAGE 4 OF 4 PAGES



SIGNATURE

         After reasonably inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 1996.

                                                   BENNETT S. LEBOW


                                                   By: /s/ Bennett S. LeBow
                                                       -------------------------
                                                       Bennett S. LeBow